

November 7, 2013

Via E-mail
Shing Tao
Chief Executive Officer
Remark Media, Inc.
Six Concourse Parkway, Suite 1500
Atlanta, GA 30328

> **Re:** **Remark Media, Inc.**
> **Amendment No.1 to Form 10-K for the Year Ended December 31, 2012**
> **Filed September 26, 2013**
> **Response dated November 5, 2013**
> **File No. 001-33720**

Dear Mr. Tao:

We have reviewed your response and have the following comments. As noted in our letter dated October 28, 2013, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10K/A for Fiscal Year Ended December 31, 2012

Item 9A. Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 65

1.   We note your response to comment one. It appears that your control structure failed, in either design or execution, to prevent an error from being detected before resulting in a material restatement. It remains unclear whether there were no controls in place that would have prevented such an error, or if the controls in place failed. Please clarify.

Further, because the control failure resulted in a material restatement, it is unclear why you believe the related weakness is not material. Please explain.

2.   We note your response to comment two. Please tell us and disclose what changes, if any, have been made to your internal controls over financial reporting to prevent or detect similar errors.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Kenya Gumbs, Staff Accountant, at (202) 551-3373 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director